TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the periods ended
December 31, 2009

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of December 31, 2009 and March 31, 2009

ASSETS

	Yen in millions		U.S. dollars in millions
	December 31, 2009	March 31, 2009	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	¥2,135,559	¥2,444,280	$23,187
Time deposits	371,168	45,178	4,030
Marketable securities	1,375,643	495,326	14,937
Trade accounts and notes receivable, less allowance for doubtful accounts	1,631,793	1,392,749	17,718
Finance receivables, net	4,021,382	3,891,406	43,663
Other receivables	357,084	332,722	3,877
Inventories	1,416,601	1,459,394	15,381
Deferred income taxes	510,422	605,331	5,542
Prepaid expenses and other current assets	551,438	632,543	5,987
Total current assets	12,371,090	11,298,929	134,322
Noncurrent finance receivables, net	5,629,273	5,655,545	61,121
Investments and other assets:
Marketable securities and other securities investments	2,216,098	2,102,874	24,062
Affiliated companies	1,829,587	1,826,375	19,865
Employees receivables	67,550	69,523	734
Other	670,136	707,110	7,276
Total investments and other assets	4,783,371	4,705,882	51,937
Property, plant and equipment:
Land	1,254,219	1,257,409	13,618
Buildings	3,675,211	3,633,954	39,905
Machinery and equipment	9,317,464	9,201,093	101,167
Vehicles and equipment on operating leases	2,577,347	2,836,881	27,984
Construction in progress	205,007	263,602	2,226
Subtotal	17,029,248	17,192,939	184,900
Less – Accumulated depreciation	(10,260,451)	(9,791,258)	(111,406)
Total property, plant and equipment, net	6,768,797	7,401,681	73,494
Total assets	¥29,552,531	¥29,062,037	$320,874

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of December 31, 2009 and March 31, 2009

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	December 31, 2009	March 31, 2009	December 31, 2009
Liabilities
Current liabilities:
Short-term borrowings	¥3,378,376	¥3,617,672	$36,681
Current portion of long-term debt	2,285,943	2,699,512	24,820
Accounts payable	1,701,706	1,299,455	18,477
Other payables	636,651	670,634	6,912
Accrued expenses	1,551,414	1,540,681	16,845
Income taxes payable	92,715	51,298	1,007
Other current liabilities	767,717	710,041	8,336
Total current liabilities	10,414,522	10,589,293	113,078
Long-term liabilities:
Long-term debt	6,915,321	6,301,469	75,085
Accrued pension and severance costs	642,675	634,612	6,978
Deferred income taxes	704,595	642,293	7,650
Other long-term liabilities	204,922	293,633	2,225
Total long-term liabilities	8,467,513	7,872,007	91,938
Total liabilities	18,882,035	18,461,300	205,016
Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	4,311
authorized: 10,000,000,000 shares as of December 31, 2009 and March 31, 2009 issued: 3,447,997,492 shares as of December 31, 2009 and March 31, 2009
Additional paid-in capital	502,853	501,211	5,460
Retained earnings	11,456,379	11,531,622	124,391
Accumulated other comprehensive income (loss)	(962,767)	(1,107,781)	(10,454)
Treasury stock, at cost,	(1,260,383)	(1,260,895)	(13,685)
311,990,847 shares as of December 31, 2009 and 312,115,017 shares as of March 31, 2009
Total Toyota Motor Corporation shareholders’ equity	10,133,132	10,061,207	110,023
Noncontrolling interest	537,364	539,530	5,835
Total shareholders’ equity	10,670,496	10,600,737	115,858
Commitments and contingencies
Total liabilities and shareholders’ equity	¥29,552,531	¥29,062,037	$320,874

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the first nine months ended December 31, 2009

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2008	For the first nine months ended December 31, 2009	For the first nine months ended December 31, 2009
Net revenues:
Sales of products	¥15,928,814	¥12,746,837	$138,402
Financing operations	1,064,434	923,696	10,029
Total net revenues	16,993,248	13,670,533	148,431
Costs and expenses:
Cost of products sold	14,058,848	11,602,925	125,982
Cost of financing operations	783,916	534,904	5,808
Selling, general and administrative	1,928,967	1,480,454	16,074
Total costs and expenses	16,771,731	13,618,283	147,864
Operating income	221,517	52,250	567
Other income (expense):
Interest and dividend income	119,012	61,500	668
Interest expense	(38,895)	(26,405)	(287)
Foreign exchange gain, net	46,342	46,094	501
Other income, net	6,372	28,473	309
Total other income (expense)	132,831	109,662	1,191
Income before income taxes and equity in earnings of affiliated companies	354,348	161,912	1,758
Provision for income taxes	158,504	62,217	676
Equity in earnings of affiliated companies	146,498	2,916	32
Net income	342,342	102,611	1,114
Less: Net income attributable to the noncontrollling interest	(13,514)	(5,378)	(58)
Net income attributable to Toyota Motor Corporation	¥328,828	¥97,233	$1,056

	Yen	Yen	U.S. dollars
Net income attributable to Toyota Motor Corporation per share
Basic	¥104.66	¥31.01	$0.34
Diluted	¥104.66	¥31.01	$0.34

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statements of Income
For the third quarter ended December 31, 2009

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2008	For the third quarter ended December 31, 2009	For the third quarter ended December 31, 2009
Net revenues:
Sales of products	¥4,465,104	¥4,990,932	$54,190
Financing operations	337,739	301,958	3,279
Total net revenues	4,802,843	5,292,890	57,469
Costs and expenses:
Cost of products sold	4,155,015	4,390,531	47,671
Cost of financing operations	352,549	170,374	1,850
Selling, general and administrative	655,830	542,876	5,895
Total costs and expenses	5,163,394	5,103,781	55,416
Operating income (loss)	(360,551)	189,109	2,053
Other income (expense):
Interest and dividend income	40,602	21,533	234
Interest expense	(12,069)	(7,240)	(78)
Foreign exchange gain, net	13,901	16,593	180
Other income, net	35,978	4,892	53
Total other income (expense)	78,412	35,778	389
Quarterly income (loss) before income taxes and equity in earnings of affiliated companies	(282,139)	224,887	2,442
Provision for income taxes	(100,351)	115,719	1,256
Equity in earnings of affiliated companies	2,360	58,420	634
Quarterly net income (loss)	(179,428)	167,588	1,820
Less: Quarterly net (income) loss attributable to the noncontrollling interest	14,787	(14,369)	(156)
Quarterly net income (loss) attributable to Toyota Motor Corporation	¥(164,641)	¥153,219	$1,664

	Yen	Yen	U.S. dollars
Quarterly net income (loss) attributable to Toyota Motor Corporation per share
Basic	¥(52.49)	¥48.86	$0.53
Diluted	¥(52.49)	¥48.86	$0.53

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Condensed Consolidated Statements of Cash Flows
For the first nine months ended December 31, 2009

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2008	For the first nine months ended December 31, 2009	For the first nine months ended December 31, 2009
Cash flows from operating activities:
Net income	¥342,342	¥102,611	$1,114
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,109,341	1,046,658	11,364
Provision for doubtful accounts and credit losses	163,904	62,142	675
Pension and severance costs, less payments	(30,926)	(753)	(8)
Losses on disposal of fixed assets	40,805	28,362	308
Unrealized losses on available-for-sale securities, net	21,631	1,563	17
Deferred income taxes	45,965	95,332	1,035
Equity in earnings of affiliated companies	(146,498)	(2,916)	(32)
Changes in operating assets and liabilities, and other	(419,349)	718,337	7,800
Net cash provided by operating activities	1,127,215	2,051,336	22,273
Cash flows from investing activities:
Additions to finance receivables	(6,375,517)	(5,859,593)	(63,622)
Collection of and proceeds from sales of finance receivables	5,697,890	5,601,367	60,818
Additions to fixed assets excluding equipment leased to others	(1,004,437)	(449,572)	(4,881)
Additions to equipment leased to others	(827,369)	(586,504)	(6,368)
Proceeds from sales of fixed assets excluding equipment leased to others	30,975	39,592	430
Proceeds from sales of equipment leased to others	270,411	372,193	4,041
Purchases of marketable securities and security investments	(411,459)	(1,392,873)	(15,123)
Proceeds from sales of and maturity of marketable securities and security investments	960,670	481,518	5,228
Payment for additional investments in affiliated companies, net of cash acquired	(45)	—	—
Changes in investments and other assets, and other	176,652	(347,091)	(3,769)
Net cash used in investing activities	(1,482,229)	(2,140,963)	(23,246)
Cash flows from financing activities:
(Purchase) reissuance of common stock	(70,536)	521	5
Proceeds from issuance of long-term debt	1,583,694	2,300,263	24,976
Payments of long-term debt	(1,996,759)	(2,109,549)	(22,905)
Increase (decrease) in short-term borrowings	1,548,801	(221,328)	(2,403)
Dividends paid	(439,992)	(172,476)	(1,873)
Net cash provided by (used in) financing activities	625,208	(202,569)	(2,200)
Effect of exchange rate changes on cash and cash equivalents	(169,235)	(16,525)	(179)
Net increase (decrease) in cash and cash equivalents	100,959	(308,721)	(3,352)
Cash and cash equivalents at beginning of period	1,628,547	2,444,280	26,539
Cash and cash equivalents at end of period	¥1,729,506	¥2,135,559	$23,187

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2009, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted.  The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2009.  The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date.  The consolidated result for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

Reclassifications -
Certain prior year amounts have been reclassified to conform to the presentations as of December 31, 2009, and for the nine months and the three months ended December 31, 2009.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -
In December 2007, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of business combinations. This guidance establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, this guidance provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the business combinations on and after the beginning of fiscal year begun on or after December 15, 2008. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In December 2007, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Toyota adopted this guidance from the interim period within the fiscal year begun on or after December 15, 2008. As a result, noncontrolling interest, formerly reported as minority interest, is reported as shareholders’ equity in the consolidated balance sheets, and the amount of net income attributable to the parent and to the noncontrolling interest are identified and presented in the consolidated statements of income. Since the presentation and disclosure requirements have been applied retrospectively for all periods presented in the consolidated financial statements in which this guidance is applied, certain prior year amounts have been reclassified to conform to this guidance. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

In April 2009, FASB issued updated guidance of accounting for and disclosure of investments. This guidance revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. Toyota adopted this guidance from the interim period ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In May 2009, FASB issued updated guidance of accounting for and disclosure of subsequent events. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Toyota adopted this guidance from the interim period ended after June 15, 2009. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. Toyota had evaluated subsequent events through February 12, 2010, which was the date that Toyota issued these consolidated financial statements in Japan.

Recent pronouncements to be adopted in future periods -
In December 2008, FASB issued updated guidance of accounting for and disclosure of compensation. This guidance requires additional disclosures about postretirement benefit plan assets including investment policies and strategies, classes of plan assets, fair value measurements of plan assets, and significant concentrations of risk. This guidance is effective for fiscal year ending after December 15, 2009. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of transfers and servicing. This guidance eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. This guidance is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In June 2009, FASB issued updated guidance of accounting for and disclosure of consolidation. This guidance changes how a company determines when a variable interest entity should be consolidated. This guidance is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited.  These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.  For this purpose, the rate of ¥92.10 = U.S. $1, the approximate current exchange rate at December 31, 2009, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the period ended December 31, 2009.

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -
Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2009, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Undesignated derivative financial instruments -
Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments -
The following table summarizes the fair values of derivative financial instruments at December 31, 2009 and March 31, 2009:

	Yen in millions		U.S. dollars in millions
	December 31, 2009	March 31, 2009	December 31, 2009
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥87,391	¥35,882	$949
Investments and other assets - Other	111,623	83,014	1,212

Total	¥199,014	¥118,896	$2,161

Other current liabilities	¥(8,988)	¥(47,022)	$(98)
Other long-term liabilities	(9,911)	(79,634)	(108)

Total	¥(18,899)	¥(126,656)	$(206)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥79,213	¥58,454	$860
Investments and other assets - Other	220,403	177,487	2,393

Total	¥299,616	¥235,941	$3,253

Other current liabilities	¥(56,277)	¥(61,593)	$(611)
Other long-term liabilities	(163,941)	(236,877)	(1,780)

Total	¥(220,218)	¥(298,470)	$(2,391)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥6,524	¥32,443	$71
Investments and other assets - Other	249	250	3

Total	¥6,773	¥32,693	$74

Other current liabilities	¥(12,633)	¥(25,675)	$(137)
Other long-term liabilities	(198)	—	(2)

Total	¥(12,831)	¥(25,675)	$(139)

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at December 31, 2009 and March 31, 2009:

	Yen in millions		U.S. dollars in millions
	December 31, 2009		December 31, 2009
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥1,460,602	¥12,044,405	$15,859	$130,775
Foreign exchange forward and option contracts	—	1,395,135	—	15,148

Total	¥1,460,602	¥13,439,540	$15,859	$145,923

	Yen in millions
	March 31, 2009
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥1,907,927	¥12,472,179
Foreign exchange forward and option contracts	—	1,562,876

Total	¥1,907,927	¥14,035,055

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2009:

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2009		For the first nine months ended December 31, 2009
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥179,192	¥(177,379)	$1,946	$(1,926)
Interest expense	(107)	107	(1)	1

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥113,332	¥—	$1,231	$—
Foreign exchange gain (loss), net	(3,472)	—	(38)	—
Foreign exchange forward and option contracts
Cost of financing operations	(15,584)	—	(169)	—
Foreign exchange gain (loss), net	42,373	—	460	—

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2009		For the third quarter ended December 31, 2009
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(39,908)	¥41,711	$(433)	$453
Interest expense	4	(4)	0	(0)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥(41,097)	¥—	$(446)	$—
Foreign exchange gain (loss), net	1,394	—	15	—
Foreign exchange forward and option contracts
Cost of financing operations	1,504	—	16	—
Foreign exchange gain (loss), net	(3,842)	—	(42)	—

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -
Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of December 31, 2009 is ¥33,709 million ($366 million). The aggregate fair value amount of assets that are already posted as of December 31, 2009 is ¥461 million ($5 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥33,709 million ($366 million) as of December 31, 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

6.	Contingencies :

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers.  Toyota is required to execute its guarantee primarily when customers are unable to make required payments.  The maximum potential amount of future payments as of December 31, 2009 is ¥1,591,615 million ($17,281 million).  Liabilities for guarantees totaling ¥6,250 million ($68 million) have been provided as of December 31, 2009.  Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class action lawsuits on behalf of all purchasers of new motor vehicles in the United States.  The complaints allege that the defendants violated the Sherman Antitrust Act by conspiring to prevent the sale to United States citizens of vehicles produced for the Canadian market.  The complaints seek injunctions against the alleged antitrust violations and treble damages in an unspecified amount.  Toyota believes that its actions have been lawful.  In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs.  The settlement agreement is pending the approval of the court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions in the court and all related actions will be closed.

In November 2009, Toyota announced its remedy for potential floor mat entrapment of accelerator pedals in certain vehicle models (eight models) in North America. In 2010, Toyota announced its remedy for accelerator pedals in certain vehicle models in North America, Europe and other regions, added five models subject to the remedy for potential floor mat entrapment of accelerator pedals, and announced its remedy to update the ABS software program in Prius and other models in Japan, North America, Europe and other regions. Other than probable and reasonably estimable expenses that were recorded for the third quarter ended December 31, 2009, the impact of various costs and sales related to the remedies are uncertain. While such impact cannot be reasonably estimated at this time, it may have an adverse effect on Toyota's financial position, results of operations and cash flows. Furthermore, Toyota has various other legal actions, government-related procedures and other claims pending against it, including product liability claims such as claims related to the remedies above.  While Toyota cannot currently determine its potential liability or damages, if any, or expenses with respect to such legal actions, government-related procedures or other claims, it may have an adverse effect on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles.  Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred.  Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability.  Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operation and cash flows.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments.  The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories.  The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products.  The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the third quarter and the first nine months ended December 31, 2008 and 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Segment operating results -
For the third quarter ended December 31, 2008:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,308,267	¥337,739	¥156,837	¥—	¥4,802,843
Inter-segment sales and transfers	2,819	8,833	137,474	(149,126)	—
Total	4,311,086	346,572	294,311	(149,126)	4,802,843
Operating expenses	4,543,732	470,460	294,295	(145,093)	5,163,394
Operating income (loss)	¥(232,646)	¥(123,888)	¥16	¥(4,033)	¥(360,551)

For the third quarter ended December 31, 2009:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,858,896	¥301,958	¥132,036	¥—	¥5,292,890
Inter-segment sales and transfers	2,181	5,180	94,174	(101,535)	—
Total	4,861,077	307,138	226,210	(101,535)	5,292,890
Operating expenses	4,736,598	226,501	240,609	(99,927)	5,103,781
Operating income (loss)	¥124,479	¥80,637	¥(14,399)	¥(1,608)	¥189,109

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$52,757	$3,279	$1,433	$—	$57,469
Inter-segment sales and transfers	24	56	1,023	(1,103)	—
Total	52,781	3,335	2,456	(1,103)	57,469
Operating expenses	51,429	2,459	2,613	(1,085)	55,416
Operating income (loss)	$1,352	$876	$(157)	$(18)	$2,053

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

For the first nine months ended December 31, 2008:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥15,460,085	¥1,064,434	¥468,729	¥—	¥16,993,248
Inter-segment sales and transfers	11,751	19,876	427,980	(459,607)	—
Total	15,471,836	1,084,310	896,709	(459,607)	16,993,248
Operating expenses	15,238,544	1,100,940	884,894	(452,647)	16,771,731
Operating income (loss)	¥233,292	¥(16,630)	¥11,815	¥(6,960)	¥221,517

For the first nine months ended December 31, 2009:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥12,374,839	¥923,696	¥371,998	¥—	¥13,670,533
Inter-segment sales and transfers	7,543	15,558	283,427	(306,528)	—
Total	12,382,382	939,254	655,425	(306,528)	13,670,533
Operating expenses	12,518,344	734,188	669,421	(303,670)	13,618,283
Operating income (loss)	¥(135,962)	¥205,066	¥(13,996)	¥(2,858)	¥52,250

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$134,363	$10,029	$4,039	$—	$148,431
Inter-segment sales and transfers	82	169	3,077	(3,328)	—
Total	134,445	10,198	7,116	(3,328)	148,431
Operating expenses	135,921	7,972	7,268	(3,297)	147,864
Operating income (loss)	$(1,476)	$2,226	$(152)	$(31)	$567

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Geographic Information -
For the third quarter ended December 31, 2008:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,900,079	¥1,313,953	¥636,398	¥628,801	¥323,612	¥—	¥4,802,843
Inter-segment sales and transfers	1,113,973	25,093	24,112	55,133	57,906	(1,276,217)	—
Total	3,014,052	1,339,046	660,510	683,934	381,518	(1,276,217)	4,802,843
Operating expenses	3,178,323	1,586,484	703,903	643,446	347,923	(1,296,685)	5,163,394
Operating income (loss)	¥(164,271)	¥(247,438)	¥(43,393)	¥40,488	¥33,595	¥20,468	¥(360,551)

For the third quarter ended December 31, 2009:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,997,787	¥1,600,633	¥547,051	¥696,577	¥450,842	¥—	¥5,292,890
Inter-segment sales and transfers	1,096,053	22,105	13,901	65,961	43,166	(1,241,186)	—
Total	3,093,840	1,622,738	560,952	762,538	494,008	(1,241,186)	5,292,890
Operating expenses	3,059,921	1,543,040	582,291	695,361	454,611	(1,231,443)	5,103,781
Operating income (loss)	¥33,919	¥79,698	¥(21,339)	¥67,177	¥39,397	¥(9,743)	¥189,109

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$21,692	$17,379	$5,940	$7,563	$4,895	$—	$57,469
Inter-segment sales and transfers	11,900	240	151	716	469	(13,476)	—
Total	33,592	17,619	6,091	8,279	5,364	(13,476)	57,469
Operating expenses	33,224	16,754	6,322	7,550	4,936	(13,370)	55,416
Operating income (loss)	$368	$865	$(231)	$729	$428	$(106)	$2,053

“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

For the first nine months ended December 31, 2008:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥6,014,376	¥5,189,495	¥2,340,102	¥2,082,572	¥1,366,703	¥—	¥16,993,248
Inter-segment sales and transfers	4,207,048	102,549	104,311	227,388	236,162	(4,877,458)	—
Total	10,221,424	5,292,044	2,444,413	2,309,960	1,602,865	(4,877,458)	16,993,248
Operating expenses	10,063,922	5,505,217	2,479,068	2,132,216	1,490,212	(4,898,904)	16,771,731
Operating income (loss)	¥157,502	¥(213,173)	¥(34,655)	¥177,744	¥112,653	¥21,446	¥221,517

For the first nine months ended December 31, 2009:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥5,087,418	¥4,153,463	¥1,595,222	¥1,698,306	¥1,136,124	¥—	¥13,670,533
Inter-segment sales and transfers	2,844,549	63,625	45,138	148,122	90,804	(3,192,238)	—
Total	7,931,967	4,217,088	1,640,360	1,846,428	1,226,928	(3,192,238)	13,670,533
Operating expenses	8,155,718	4,110,462	1,680,339	1,713,827	1,146,934	(3,188,997)	13,618,283
Operating income (loss)	¥(223,751)	¥106,626	¥(39,979)	¥132,601	¥79,994	¥(3,241)	¥52,250

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$55,238	$45,097	$17,321	$18,440	$12,335	$—	$148,431
Inter-segment sales and transfers	30,885	691	490	1,608	986	(34,660)	—
Total	86,123	45,788	17,811	20,048	13,321	(34,660)	148,431
Operating expenses	88,553	44,630	18,245	18,608	12,453	(34,625)	147,864
Operating income (loss)	$(2,430)	$1,158	$(434)	$1,440	$868	$(35)	$567

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions.  In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan.  In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the third quarter ended December 31, 2008 and 2009:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the third quarter ended December 31, 2008	For the third quarter ended December 31, 2009	For the third quarter ended December 31, 2009

North America	¥1,348,775	¥1,638,536	$17,791
Europe	609,212	526,907	5,721
Asia	624,617	745,162	8,091
Other	836,585	849,625	9,225

For the first nine months ended December 31, 2008 and 2009:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first nine months ended December 31, 2008	For the first nine months ended December 31, 2009	For the first nine months ended December 31, 2009

North America	¥5,365,299	¥4,251,209	$46,159
Europe	2,211,740	1,553,427	16,867
Asia	2,161,350	1,857,694	20,170
Other	2,842,981	2,029,049	22,031

        “Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income (loss) attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2008 and 2009 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income (loss) attributable to Toyota Motor Corporation	Weighted- average shares	Net income (loss) attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first nine months ended December 31, 2008
Basic net income attributable to Toyota Motor Corporation per common share	¥328,828	3,141,876	¥104.66
Effect of diluted securities
Assumed exercise of dilutive stock options	(0)	121
Diluted net income attributable to Toyota Motor Corporation per common share	¥328,828	3,141,997	¥104.66
For the first nine months ended December 31, 2009
Basic net income attributable to Toyota Motor Corporation per common share	¥97,233	3,135,982	¥31.01	$1,056	$0.34
Effect of diluted securities
Assumed exercise of dilutive stock options	—	16
Diluted net income attributable to Toyota Motor Corporation per common share	¥97,233	3,135,998	¥31.01	$1,056	$0.34
For the third quarter ended December 31, 2008
Basic net loss attributable to Toyota Motor Corporation per common share	¥(164,641)	3,136,353	¥(52.49)
Effect of diluted securities
Assumed exercise of dilutive stock options	—	—
Diluted net loss attributable to Toyota Motor Corporation per common share	¥(164,641)	3,136,353	¥(52.49)
For the third quarter ended December 31, 2009
Basic net income attributable to Toyota Motor Corporation per common share	¥153,219	3,136,010	¥48.86	$1,664	$0.53
Effect of diluted securities
Assumed exercise of dilutive stock options	—	—
Diluted net income attributable to Toyota Motor Corporation per common share	¥153,219	3,136,010	¥48.86	$1,664	$0.53

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first nine months ended December 31, 2008 and for the first nine months and the third quarter ended December 31, 2009 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

Assumed exercise of stock options was not included in the computation of diluted net loss attributable to Toyota Motor Corporation per share for the third quarter ended December 31, 2008 because it had an antidilutive effect due to the net loss attributable to Toyota Motor Corporation for the third quarter ended December 31, 2008.

In addition to the disclosure requirements under U.S.GAAP, Toyota discloses the information below in order to provide financial statement users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share as of December 31, 2009 and March 31, 2009.  Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equities’ amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Toyota Motor Corporation shareholders’ equity	Shares issued and outstanding at the end of the period (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share	Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation Shareholders’ equity per share

As of December 31, 2009	¥10,133,132	3,136,006	¥3,231.22	$110,023	$35.08
As of March 31, 2009	¥10,061,207	3,135,882	¥3,208.41

On June 23, 2009, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥109,756 million ($1,192 million), ¥35 ($0.38) per share, effective on June 24, 2009. On November 5, 2009, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥62,720 million ($681 million), ¥20 ($0.22) per share, effective on November 26, 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and March 31, 2009:

	Yen in millions
	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥870,968	¥72,455	¥—	¥943,423
Marketable securities and other securities investments	3,108,049	495,761	19,157	3,622,967
Derivative financial instruments	—	487,243	18,160	505,403
				￥
Total	¥3,979,017	¥1,055,459	¥37,317	¥5,071,793

Liabilities
Derivative financial instruments	¥—	¥(238,206)	¥(13,742)	¥(251,948)
				￥
Total	¥—	¥(238,206)	¥(13,742)	¥(251,948)

	Yen in millions
	March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥1,473,407	¥115,339	¥—	¥1,588,746
Marketable securities and other securities investments	2,273,294	187,236	19,581	2,480,111
Derivative financial instruments	—	369,572	17,958	387,530
				￥
Total	¥3,746,701	¥672,147	¥37,539	¥4,456,387

Liabilities
Derivative financial instruments	¥—	¥(427,109)	¥(23,692)	¥(450,801)
				￥
Total	¥—	¥(427,109)	¥(23,692)	¥(450,801)

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements

	U.S. dollars in millions
	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$9,457	$786	$—	$10,243
Marketable securities and other securities investments	33,746	5,383	208	39,337
Derivative financial instruments	—	5,291	197	5,488
				￥
Total	$43,203	$11,460	$405	$55,068

Liabilities
Derivative financial instruments	$—	$(2,587)	$(149)	$(2,736)
				￥
Total	$—	$(2,587)	$(149)	$(2,736)

The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

Cash equivalents -
Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

Marketable securities and other securities investments -
Marketable securities and other securities investments include debt securities and equity securities. Toyota uses quoted market prices for identical or similar assets or liabilities to measure fair value. Marketable securities and other securities investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using the assumptions such as interest rate, loss severity and other factors.

Derivative financial instruments -
Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and the third quarter ended December 31, 2009 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and the third quarter ended December 31, 2009 were not material.